

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 25, 2017

Via E-mail
Mr. Patrick Gosselin
Chief Executive Officer
PureSnax International, Inc.
1000 Woodbridge Center Drive, Suite 213
Woodbridge, NJ 07095

> **Re:** **PureSnax International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed October 13, 2016**
> **File No. 333-176376**

Dear Mr. Gosselin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction